

Mailstop 3233   June 26, 2017

Via E-mail
J. Brendan Herron
Chief Financial Officer and Executive Vice President
Hannon Armstrong Sustainable Infrastructure Capital, Inc.
1906 Towne Centre Blvd, Suite 370
Annapolis, MD 21401

> **Re: Hannon Armstrong Sustainable Infrastructure Capital, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed February 24, 2017**
> **File No. 001-35877**

Dear Mr. Herron:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ending December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Core Earnings, page 72

1. We note that your measure of core earnings generally recognizes income earned from equity method investments as your initial capital investment amortized over the life of the project using a constant yield. We further note this methodology

differs from the hypothetical liquidation at book value method used to calculate your share of earnings in your financial statements. Please tell us how you applied the guidance in question 100.04 in the C&DI related to Non-GAAP Financial Measures in determining your adjustments were appropriate.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Financing Receivables, page 92

2. We note your disclosure that financing receivables consists of energy efficiency and renewable energy project loans, receivables and direct financing leases. Please provide us with a disaggregated schedule of your financing receivables by asset class (loans, direct financing leases etc.). In addition, please tell us how you determined it would be appropriate to aggregate these asset classes within your financial statements. We may have additional comments once we have reviewed your response.

Note 6 – Our Portfolio, page 104

3. We note you have $22 million of financing receivables that are considered non-investment grade. Please tell us how you determined none of these receivables were considered impaired or should be on nonaccrual status as of December 31, 2016. Please address the collateral on these receivables and if this factored into the lack of allowance for credit losses.

Note 11 – Equity, page 113

4. Please tell us how you have complied with the disclosure requirements of ASC Topic 718-10-50-2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Staff Attorney at 202-551-3438 with any other questions.

Sincerely,

/s/ Robert Telewicz

Robert Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities